On May 5, 2008, an affiliate of the Investment Adviser purchased a portion of the Funds position in Sigma Finance, Inc., which remained an Eligible Security as defined in paragraph (a) (10) of Rule 2a-7. The securities were purchased for cash for an aggregate price of $110,054,478, which was equal to the securities' amortized cost plus accrued interest. Because the securities were Eligible securities under Rule 2a-7, the purchaser obtained no-action relief from the staff of the Securities and Exchange Commission before completing the transaction.

This transaction did not result in any gain or loss to the Fund.